October 2, 2012

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Washington, D.C. 20549

VIA EDGAR as CORRESPONDENCE filing

Re: Universal Health Services, Inc. (“UHS”) Form 10-K for the year ended December 31, 2011 as filed on February 27, 2012

File No. 001-10765

Dear Mr. Rosenberg:

This letter is being written in connection with the Staff’s examination of the filing referenced above. Set forth below are our responses to the comments included in the Staff’s letter to us dated September 27, 2012.

Notes to Consolidated Financial Statements

Note 1: Business and Summary of Significant Accounting Policies

B) Revenue Recognition, page 99

1. We acknowledge your response to our previous comment 2. As previously requested, please provide us proposed policy note disclosure to be included in future periodic reports that separately describes your accounting for Medicare and Medicaid EHR incentive payments.

Response:

In addition to the disclosure related to the Medicare and Medicaid electronic health records (“EHR”) incentive payments, as previously included in our response dated August 28, 2012 to comment 2 of the Staff’s letter to us dated August 16, 2012 (which we will include in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of our future filings), we will also include the following as a separate caption under Note 1-Business and Summary of Significant Accounting Policies of the Notes to Consolidated Financial Statements of our future filings on Form 10-K, and under Item 2: Management’s Discussion and Analysis of Financial Condition and Results of Operations, Critical Accounting Policies and Estimates, in our future filings on Form 10-Q:

Accounting for Medicare and Medicaid Electronic Health Records Incentive Payments: In July 2010, the Department of Health and Human Services published final regulations implementing the health information technology provisions of the American Recovery and Reinvestment Act. The regulation defines the “meaningful use” of Electronic Health Records (“EHR”) and established the requirements for the Medicare and Medicaid EHR payment incentive programs. The implementation period for these new Medicare and Medicaid incentive payments started in federal fiscal year 2011 and can end as late as 2016 for Medicare and 2021 for the state Medicaid programs. We recognize income related to Medicare and Medicaid incentive payments using a gain contingency model that is based upon when our eligible hospitals have demonstrated “meaningful use” of certified EHR technology for the applicable period and the cost report information for the full cost report year that will determine the final calculation of the incentive payment is available.

Medicare EHR incentive payments: Federal regulations require that Medicare EHR incentive payments be computed based on the Medicare cost report that begins in the federal fiscal period in which a hospital meets the applicable “meaningful use” requirements. Since the annual Medicare cost report periods for each of our acute care hospitals ends on December 31st, we will recognize Medicare EHR incentive income for each hospital during the fourth quarter of the year in which the facility meets the “meaningful use” criteria and during the fourth quarter of each applicable subsequent year.

Medicaid EHR incentive payments: Medicaid EHR incentive payments are determined based upon prior period cost report information available at the time our hospitals meet the “meaningful use” criteria. Therefore, the majority of the Medicaid EHR incentive income recognition occurs in the period in which the applicable hospitals are deemed to have met initial “meaningful use” criteria. Upon meeting subsequent fiscal year “meaningful use” criteria, our hospitals may become entitled to additional Medicaid EHR incentive payments which will be recognized as incentive income in future periods. Medicaid EHR incentive payments received prior to our hospitals meeting the “meaningful use” criteria are included in other current liabilities (as deferred EHR incentive income) in our consolidated balance sheet.

V) Accounting Standards

Measuring Charity Care for Disclosures, page 105

2. We acknowledge your response to our previous comment 3. Please revise your proposed disclosure to specifically disclose the cost of the charity care component of your total uncompensated care as required by ASC 954-60-50-3. In this regard, we do not object to your disclosure of the costs to provide total uncompensated care but believe that the costs to provide charity care should be specifically disclosed to comply with the referenced guidance.

Response:

In addition to the disclosure related to the uncompensated care (consisting of charity care and uninsured discounts), as previously included in our response dated August 28, 2012 to comment 3 of the Staff’s letter to us dated August 16, 2012, future filings will also include the following table which provides, separately, the cost of the charity care component of our total uncompensated care:

Estimated Cost of Providing Uncompensated Care
	2011	2010
Estimated cost of providing charity care	$145,337	$129,787
Estimated cost of providing uninsured discounts related care	27,366	27,838

Estimated cost of providing uncompensated care	$172,703	$157,625

Below is my contact information where I can be reached should the Staff have any questions or require any additional information. Thank you for your consideration and cooperation regarding this matter.

Sincerely,

/s/ Steve Filton
Steve Filton
Senior Vice President and Chief Financial Officer
Universal Health Services, Inc.
367 South Gulph Road
King of Prussia, PA 19406
610-768-3319 (telephone)
610-768-3318 (fax) steve.filton@uhsinc.com (email)

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